Exhibit 99.1

Aeterna Zentaris Announces Expansion of Research Program with Julius-Maximilians-University Wuerzburg Aiming to Accelerate Development of Vaccine Programs

– Research agreement expanded for development of human 3D intestinal tissue models to study Salmonella enterica pathogenesis

TORONTO, ONTARIO, March 10, 2022 -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced it has expanded the scope of its existing research program with the Julius-Maximilians-University Wuerzburg (“JMU”), on the development of COVID-19 and Chlamydia trachomatis vaccines. The expanded research activities will leverage JMU’s program involving three-dimensional models (“3D models”) of human intestinal tissues to study infection biology in the gut, the site of Salmonella primary action. The Company expects this approach to generate more relevant and predictive additional data for the regulatory process, while reducing the number of costly and time-consuming animal experiments.

Aeterna’s innovative vaccine technology aims to induce mucosal immunity for the potential prevention of infections and is designed to use two antigens for better protection against escape mutants of the pathogens, both believed to be advantageous features when compared to current vaccines.

“As coordinator of the Graduate College “3D Infect”, funded by the German Research Foundation, Prof. Rudel’s experience speaks for itself, and we believe that will be a tremendous asset to our efforts. He is already involved in the Inno4vac project supported by the European Innovative Medicines Initiative 2, focused on the design and application of advanced predictive human models for the development of vaccines,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris. “We are very pleased to broaden our scientific collaboration with Prof. Rudel and his group at JMU.”

Prof. Dr. Thomas Rudel of JMU, added, “Salmonella Typhi, the vaccine platform carrier strain used in the Aeterna vaccine program, is an obligatory human-pathogenic bacterium, which is taken up by specific mucosal cells of the human gastrointestinal tract. Direct contact to the mucosa-associated-lymphoid-tissue (MALT) induces a strong immune response. The high specificity of our Salmonella Typhi Ty21a vaccine strain for human tissue limits a validation in the complex intestinal tissues of animal models.”

Background

In March 2021, Aeterna entered into an exclusive license agreement where the Company was granted an exclusive, world-wide, license to certain patent applications and know-how owned by JMU to research and develop, manufacture and sell a potential COVID-19 vaccine. The Company’s vaccine platform is currently undergoing pre-clinical studies for the prevention of coronavirus diseases, including COVID-19 (SARS-CoV-2).

In September 2021, the Company exercised its option under the agreement with the JMU on a second indication, Chlamydia. Chlamydia trachomatis is a sexually transmitted bacterium infecting over 130 million people annually. Asymptomatic disease can spread to the reproductive tract eventually inducing infertility, miscarriage, or ectopic pregnancy, which is a life-threatening condition. Ocular infections can lead to inclusion conjunctivitis or trachoma, which is the primary source of visual impairment or infectious blindness.

Additionally, the Company entered into a research agreement under which it has engaged JMU on a fee-for-service basis to conduct supplementary research activities and pre-clinical development studies on the potential vaccines, the results of which are covered within the scope of the license agreements. Under the expanded research program announced today, JMU will validate and utilize innovative human 3D intestinal tissue models to study the infection biology of Salmonella strains towards clinical development.

Additionally, Prof. Dr. Thomas Rudel of JMU was engaged by the Company in September 2021 as a scientific consultant to support development of the salmonella-based vaccine platform for Coronavirus and Chlamydia.

About the Salmonella-Based Vaccine Platform

The technology underlying the new vaccine approach is based on the bacterium Salmonella Typhi Ty21a which has been engineered to express and secrete up to two coronavirus or Chlamydia trachomatis antigens fused to immunological adjuvant peptides. The plasmid-maintenance system is believed to be free of antibiotic resistance genes. The specific bacterial vector strain is designed to enable oral application and release of the proteins into the gut system which will consequently via M-cells stimulate mucosal and systemic immunity. The Salmonella Typhi Ty21a carrier strain has been safely used worldwide in more than 150 million administered doses of other vaccine products. Some of those existing vaccine products have been shown to be stable at fridge temperature of 2°C to 8°C. While the use and characteristics of Aeterna’s vaccine candidates remain to be demonstrated through further preclinical and clinical studies, the goal is to develop vaccines which can induce mucosal immunity efficiently preventing infection.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” “designed,” “aim” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: Aeterna’s expectations with respect to the potential of Aeterna’s COVID-19 and Chlamydia Trachomatis vaccine program to achieve any particular result, including the potential of the 3D Models to generate more relevant and predictive additional data for the regulatory process while reducing the number of costly and time-consuming animal experiments, the potential of the vaccines to induce mucosal immunity and prevent protection against either COVID-19 or Chlamydia Trachomatis (including escape mutants and the characteristics and potential of those vaccines.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, the COVID-19 and Chlamydia Trachomatis vaccine platform technology (and any vaccine candidates using that technology) licensed from the University of Wuerzburg has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against either COVID-19 (or any other coronavirus disease) or Chlamydia Trachomatis; the timeline to develop a vaccine may be longer than expected; such technology or vaccines may not be capable of being used orally or stored at refridgerated temperatures, may not have the same characteristics as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain; the vaccines under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19 and geopolitical events (including the war in the Ukraine), and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com